UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission file number: 001-42208

XCHG Limited

(Exact Name of Registrant as Specified in Its Charter)

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

+49 4057128593

XCharge Energy USA Inc, 19121 Marketplace Avenue,

Building 2-Suite 2-145, Kyle, TX 78640, United States

+1 5122149159

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Chief Financial Officer

On September 3, 2025, Joel Adalberto Gallo was appointed as Chief Financial Officer of XCHG Limited (the “Company”) effective as of September 3, 2025 (the “Effective Date”). In this capacity, Mr. Gallo will be the Company’s principal financial and accounting officer.

Mr. Gallo, age 53, served as the chief financial officer of HD EDU from February 2023 to August 2025. Prior to that, he was the chief financial officer of CoinTiger from July 2022 to January 2023. Prior to that role, Mr. Gallo was the chief financial officer of ETAO International Group from March 2021 to May 2022, and the chief executive officer of Columbia China League Business Advisory Co. from November 2019 to February 2021. From April 2013 to October 2019, Mr. Gallo served as co-founder and principal of GLS Group LLC, responsible for providing management consulting services to financial sector firms. Mr. Gallo is an adjunct professor at New York University and Shanghai University of Finance and Economics. He received a B.A in finance from Binghamton University, a M.A. in international relations from Tufts University and an M.P.A. from Columbia University.

In connection with Mr. Gallo’s appointment as Chief Financial Officer, the Company intends to enter into an employment agreement (the “Employment Agreement”), the form of which is filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on April 23, 2025.

Mr. Gallo will also enter into the Company’s standard indemnification agreement (the “Indemnification Agreement”), the form of which is filed as Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the period ended December 31, 2024, filed with the U.S. and Exchange Commission on April 23, 2025. Pursuant to the terms of the Indemnification Agreement, the Company may be required, among other things, to indemnify Mr. Gallo for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his services as an executive officer of the Company.

Other than with respect to the matters described above pursuant to the Employment Agreement and the Indemnification Agreement, there are no arrangements or understandings between Mr. Gallo and any other persons pursuant to which Mr. Gallo was appointed as the Company’s Chief Financial Officer of the Company. There also are no family relationships between Mr. Gallo and any director or executive officer of the Company and Mr. Gallo has no direct or indirect interest in any transaction or proposed transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Departure of Mr. Yifei Hou as Interim Chief Financial Officer

Mr. Gallo will succeed Mr. Yifei Hou, who was serving as Interim Chief Financial Officer pending the completion of a succession process. As a result of Mr. Gallo’s appointment, Mr. Hou will no longer serve as the Company’s Interim Chief Financial Officer effective as of the Effective Date. Mr. Hou will remain with the Company as Chief Executive Officer and director.

Departure of Mr. Yifei Hou as a Member of the Audit Committee of the Board of Directors

On September 3, 2025, Mr. Hou notified the Company of his resignation as a member of the Audit Committee of the Board of Directors of the Company, effective immediately. Mr. Hou will continue to serve as a member of the Board of Directors.

Mr. Hou’s resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Change of the Company’s Headquarters Address

On September 3, 2025, the Company changed the addresses of its headquarters from (i) XCharge Europe GmbH, Heselstücken 18, 22453 Hamburg, Germany (+49 4057128593) (the “Germany Headquarter”) and No. 12 Shuang Yang Road, Da Xing District, Beijing, People’s Republic of China, 100023 (+86 10-53399799) (the “Former PRC Headquarter”) to (ii) the Germany Headquarter and XCharge Energy USA Inc, 19121 Marketplace Avenue, Building 2-Suite 2-145, Kyle, TX 78640, United States (+1 5122149159).

The Company’s former address of the Former PRC Headquarter shall continue receiving documents for a 30-day period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCHG Limited

Date: September 11, 2025	By:	/s/ Yifei Hou
Name: Yifei Hou Title: Chief Executive Officer